Filed by CP&L Energy, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                              Subject Company: CP&L Energy, Inc.
                                                   Commission File No. 001-15929



On July 14, 2000, CP&L Energy, Inc. sent the following e-mail to its employees:

Proxies sent for Special Shareholders Meeting

Proxy materials are being mailed this week to CP&L Energy shareholders in preparation for the Special Shareholders Meeting on Aug. 16. The purpose of the meeting is for shareholders to approve the issuance of shares of common stock of CP&L Energy, Inc. to be used to facilitate the acquisition of Florida Progress Corporation.

Employees participating in the Stock Purchase-Saving Plan (SPSP) are encouraged to read the proxy materials and vote their shares promptly. Employees must provide voting instructions for the shares allocated to their account to be represented at the special meeting. In addition to voting your shares, these instructions will determine the way the unallocated (reserve) shares held by the SPSP trustee will be voted.

"The proxy materials explain why we are seeking our shareholders' support for CP&L Energy's plan to acquire Florida Progress Corporation," said Bill Cavanaugh, chairman, president and CEO of CP&L Energy, Inc. "This vote is a significant step in the process of forming a super-regional energy company that is positioned for long-term success. I encourage you to review the materials and to vote for the acquisition."

Completed proxies may be returned by U.S. mail using the envelope provided with the proxy or through company mail addressed to Shareholder Relations CPB-13. You also may vote by telephone or Internet by following instructions included on the proxy.

If you have questions contact Shareholder Relations at 800-662-7232 or (CaroNet) at 770-7844.

                                      # # #

In connection with the share exchange between CP&L Energy and Florida Progress, CP&L Energy has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 and Florida Progress has filed with the SEC a definitive proxy statement each of which contains the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress. In addition, CP&L Energy and Florida Progress will file other relevant documents concerning the share exchange with the SEC. We urge investors to read the definitive joint proxy statement/prospectus and any other relevant documents to be filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by CP&L Energy and Carolina Power & Light Company with the SEC can be obtained by contacting CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone: (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P.O. Box 14042 (CX1H), St. Petersburg, Florida 33733, telephone: (800) 937-2640. Read the definitive joint proxy statement/prospectus carefully before making a decision concerning the share exchange.

CP&L Energy, its officers, directors, employees and agents may be soliciting proxies from CP&L Energy shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by CP&L Energy with the SEC on July 5, 2000.

Florida Progress, its officers, directors, employees and agents may be soliciting proxies from Florida Progress shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the definitive joint proxy statement/prospectus filed by Florida Progress with the SEC on July 11, 2000.